UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(D)(1) or 13(E)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

HITTITE MICROWAVE CORPORATION

(Name of Subject Company (Issuer))

BBAC CORP.

a direct wholly owned subsidiary of

ANALOG DEVICES, INC.

(Names of Filing Persons (offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

43365Y104

(CUSIP Number of Class of Securities)

Margaret K. Seif, Esq.

Vice President, General Counsel and Secretary

Analog Devices, Inc.

One Technology Way

Norwood, Massachusetts 02062

(781) 329-4700

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Mark G. Borden, Esq.

Jay E. Bothwick, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$2,470,564,631	$318,209

(1)	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $78.00 (i.e., the per share tender offer price) by (y) the sum of (a) 31,390,468, the number of shares of common stock (including shares subject to restricted stock awards) issued and outstanding, plus (b) 10,777, the number of shares of common stock issuable pursuant to outstanding stock options, less the aggregate exercise price of such options, plus (c) 275,174, the number of shares of common stock subject to restricted stock units. The foregoing share figures have been provided by the issuer to the offerors and are as of June 19, 2014.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $318,209	Filing Party: BBAC Corp.
Form or Registration No.: Schedule TO	Date Filed: June 23, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission on June 23, 2014 (as amended hereby, the “Schedule TO”), which relates to the offer by BBAC Corp., a Delaware corporation (the “Purchaser”), a direct wholly owned subsidiary of Analog Devices, Inc., a Massachusetts corporation (“Analog Devices”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (each, a “Share”), of Hittite Microwave Corporation, a Delaware corporation (“Hittite”), at a price of $78.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 23, 2014 (as amended hereby, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of Analog Devices and the Purchaser. Capitalized terms used and not otherwise defined in this Amendment shall have the respective meanings assigned to such terms in the Offer to Purchase.

Amendments to the Offer to Purchase

The information set forth in Section 16—“Certain Legal Matters; Regulatory Approvals—Antitrust—United States” of the Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by amending and restating the third paragraph under such heading, which paragraph begins on page 51 of the Offer to Purchase, as set forth below:

“On June 18, 2014, each of Hittite, Analog Devices and the Purchaser filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer. Under the HSR Act, the required waiting period was scheduled to expire at 11:59 p.m., New York City time, on July 3, 2014, which is the 15th calendar day after such filing. However, by notice to the FTC and the Antitrust Division, Analog Devices withdrew its Premerger Notification and Report Form, and stated its intention to refile its Premerger Notification and Report Form, effective as of July 3, 2014. Analog Devices took this procedural step to provide the FTC and the Antitrust Division additional time to review the Offer and the Merger. As a result of the withdrawal and anticipated refiling by Analog Devices, Analog Devices expects that the required waiting period under the HSR Act will expire at 11:59 p.m., New York City time, on July 18, 2014, which is the 15th calendar day after the anticipated refiling by Analog Devices, unless earlier terminated or Analog Devices receives a Second Request from either the FTC or the Antitrust Division prior to that time. If a Second Request is issued, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of Analog Devices’ substantial compliance with that request. If the 10-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. The FTC or the Antitrust Division may terminate its investigation prior to Analog Devices’ substantial compliance with the Second Request or, if Analog Devices does substantially comply with the Second Request, prior to the additional 10-day waiting period before its expiration. Although Hittite is also required to file certain information and documentary material with the FTC and the

Antitrust Division in connection with the Offer, neither Hittite’s failure to comply with such requirements or with its own Second Request in a timely manner will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger.”

The information set forth in Section 16—“Certain Legal Matters; Regulatory Approvals—Legal Proceedings” of the Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by amending and restating both paragraphs under such heading, which paragraphs begin on page 50 of the Offer to Purchase, as set forth below:

“Legal Proceedings. On June 12, 2014, a putative stockholder class action complaint, captioned Joyce v. Hittite Microwave Corporation, et al., C.A. No. 9758 (Del. Ch.) (the “Joyce Action”), was filed in the Court of Chancery of the State of Delaware in connection with the Offer and the Merger, naming as defendants Hittite, each member of the Hittite Board, Analog Devices and the Purchaser. On June 26, 2014, the plaintiff in the Joyce Action filed an amended complaint (as amended, the “Amended Joyce Complaint”). The Amended Joyce Complaint alleges that the Hittite Board breached its fiduciary duties and that Hittite, Analog Devices and the Purchaser aided and abetted those purported breaches in connection with the Offer and the Merger. The Amended Joyce Complaint also challenges the proposed $78.00 per share Offer Price as inadequate, and makes a variety of other allegations, including allegations that:

•	given Hittite’s recent performance and potential future grown, the value of Hittite’s common stock is greater than the Offer Price;

•	the “no solicitation” provision in the Merger Agreement precludes Hittite from soliciting and otherwise restricts Hittite’s ability to consider competing offers;

•	the $86.5 million termination fee payable to Analog Devices in certain circumstances is improper;

•	the structure of the Offer increases the chances of consummating the Offer and the Merger and leaves stockholders with minimal time to effectively challenge the Offer and the Merger; and

•	the Schedule 14D-9 misrepresents and fails to disclose material information necessary for Hittite’s stockholders to make an informed decision as to whether to tender their Shares, in violation of the Hittite Board’s duty of candor under state law, by failing to disclose material information concerning (i) the financial analysis performed by Hittite’s financial advisor for the Offer and the Merger and (ii) the process leading up to the signing of the Merger Agreement.

The plaintiff in the Joyce Action seeks an order (i) certifying a proposed class of stockholders, (ii) declaring that the Merger Agreement was approved in breach of the fiduciary duties of the Hittite Board and is therefore unlawful and unenforceable, (iii) rescinding, to the extent already implemented, the Merger Agreement, (iv) enjoining the consummation of the Offer and the Merger, (v) imposing a constructive trust upon any benefits improperly received by the defendants and (vi) awarding costs and attorneys’ fees. Analog Devices, the Purchaser and their directors believe this lawsuit is without merit and intend to defend it vigorously.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2014

BBAC CORP.

By:	/s/ Kevin P. Lanouette
	Name:	Kevin P. Lanouette
	Title:	Assistant Secretary

ANALOG DEVICES, INC.

By:	/s/ David A. Zinsner
	Name:	David A. Zinsner
	Title:	Vice President, Finance and Chief Financial Officer

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